UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO SHAREHOLDERS

ANTICIPATION OF INTEREST ON SHAREHOLDERS’ CAPITAL PAYMENT

1 – PAYMENT ANTICIPATION FROM 11/30/2020 TO 11/10/2020:

TIM S.A. (“TIM” or "Company") (B3: TIMS3; NYSE: TIMB) informs that it will anticipate, to November 10th, 2020, the payment of Interest on Equity (“IOE”), informed to the market in Notice to Shareholders of October 07th, 2020, in the amount of R$ 500,000,000.00 (five hundred million Reais), initially scheduled for payment on November 30th, 2020.

The Company notes that the date for identification of the shareholders entitled to receive such amounts was established as October 19th, 2020, and the shares acquired after this date were ex-IOE distribution rights.

2 – INTEREST ON SHAREHOLDERS’ EQUITY PER SHARE:

	Gross value per share	Total amount
IOE	R$ 0.206542925	R$ 500,000,000.00

3 – WITHHOLDING TAX:

15% of the Income Tax will be retained (Withholding Income Tax), for the occasion of the credit of Interest on Shareholders' Equity, except for shareholders who have differentiated taxation or who are exempt from taxation.

4 – FORMS OF PAYMENT (BOOK-ENTRY SHARES):

The IOE related to shares custody by CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid by B3 S.A. - Brasil, Bolsa, Balcão, which will transfer to the shareholders through custody agents;

Checking account indicated by the shareholder at Banco Bradesco S/A; and

Payment of IOE by Banco Bradesco S/A branches, in the case of shareholders who do not meet the aforementioned conditions; and

Additional information may be obtained at any branches of Banco Bradesco S/A. or through the e-mail address – dac.escrituracao@bradesco.com.br.

Rio de Janeiro, October 30, 2020.

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer